300 North LaSalle Street
Chicago, Illinois 60654

James J. Antonopoulos 312-862-2430 james.antonopoulos@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 25, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu Lulu Cheng

Re:	World Omni Auto Leasing LLC World Omni LT Registration Statement on Form SF-3 Originally Filed April 22, 2016 File Nos. 333-210865 and 333-210865-01

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Auto Leasing LLC (the “Depositor”) and World Omni LT (together with the Depositor, the “Registrants”) in response to the letter dated May 17, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Registrants’ responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrants’ responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Registrants.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Beijing   Hong Kong   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The CIK for each affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering and have been required to make Exchange Act reports during the last twelve months are as follows:

Name	CIK
World Omni Automobile Lease Securitization Trust 2012-A	0001551059
World Omni Automobile Lease Securitization Trust 2013-A	0001585898
World Omni Automobile Lease Securitization Trust 2014-A	0001618509
World Omni Automobile Lease Securitization Trust 2015-A	0001647854

2.	Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response: We have filed the exhibits listed on the exhibit index to Amendment No. 1 to the above-referenced Registration Statement on Form SF-3.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

Form of Prospectus

Asset Representations Reviewer, page 54

3.	We note your placeholders on page 54 that disclosures will be added relating to the asset representations reviewer. Please revise your disclosure to include bracketed language to describe the asset representations reviewer’s duties and responsibilities, any limitations on its liability, any indemnification provisions, the removal, replacement or resignation provisions, and the asset representations reviewer’s compensation.

Response: We have revised the disclosure to include bracketed language to describe any limitations on the asset representations reviewer’s liability, any indemnification provisions and the removal, replacement or resignation provisions. A description of the asset representations reviewer’s compensation can be found in the fifth paragraph under the section titled “Asset Representations Reviewer” and a description of the asset representations reviewer’s duties and responsibilities can be found under the section titled “The Leases—Asset Representations Review—Asset Representations Review Process” and “—Review Report.”

The Leases

Representations and Warranties Relating to the Units, page 64

4.	We note your disclosure on page 65 that “if Auto Lease Finance LLC or the Depositor discovers a breach of certain representations and warranties...which breach is not cured in all material respects on or before the end of the Collection Period in which Auto Lease Finance LLC discovers such incorrectness…then the applicable Unit will be removed from the Reference Pool.” We also note your disclosure on page 68 that the “Servicer will evaluate…any reallocation request received from the Indenture Trustee, any Noteholder or any other party to any of the transaction documents…” Please revise your disclosure to specify the mechanics of the determination of breach and the reallocation request. Specifically, please include disclosure that indicates the process by which the noteholders would be able to act directly to make a reallocation request.

Response: We have revised the disclosure under the heading “The Leases—Asset Representations Review—Review Report” to clarify that the Servicer will, following receipt of the Asset Representations Reviewer’s report, investigate any findings of non-compliance contained in the report and make a determination regarding whether any such non-compliance constitutes a breach of any representation or warranty regarding the Units. If the Servicer determines that a breach has occurred, it will provide notice to Auto Lease Funding LLC.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

We have revised the disclosure in the fifth paragraph under the heading “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants” to describe the process by which the noteholders would be able to act directly to make a reallocation request.

Asset Representations Review – Voting Trigger, page 66

5.	We note your statement that “[a]ny beneficial owner of Notes may act through their respective DTC participants.” We also note that the Form 10-D will specify the applicable voting procedures and will also specify the voting deadline that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct the asset representations reviewer to commence a review. Please confirm and revise to clarify that the Form 10-D will include voting procedures for the beneficial owners, or revise to include the applicable procedures for the beneficial owners.

Response: We confirm and have revised the disclosure to clarify that the Form 10-D will include voting procedures for the beneficial owners.

Dispute Resolution for Reallocation Requests, page 68

6.	We note your disclosure that a reallocation request will be deemed to be resolved if the lease subject to a reallocation request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the lease. Because this provision prevents a party from being able to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sep. 4, 2014) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request...”). Please remove this provision or confirm supplementally that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

Response: We confirm that an investor will be permitted to refer a dispute related to any receivable to dispute resolution. This provision is not intended to be a limitation on an investor’s ability to refer an unresolved repurchase request to dispute resolution. Rather, this statement is intended to create a presumption and establish a burden of proof for any subsequent dispute resolution proceeding for a lease that has been reviewed by the third-party asset representations reviewer and has passed all of the review tests for compliance with the representations and warranties. However, this presumption would not bar an investor from bringing a dispute resolution proceeding on a lease subject to a reallocation request.

7.	We note your statement that “any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by Auto Lease Finance LLC (emphasis added).” Please revise to describe the process by which Auto Lease Finance LLC would select another location, such that the selected location would not prevent a party from being able to effectively utilize the dispute resolution provision.

Response: We have revised the disclosure to say that, if mediation or arbitration in New York City at the offices of the mediator or arbitrator is unavailable, that the mediator or arbitrator will select another location in a major metropolitan area in the continental United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

8.	We note your disclosure that details of the reallocation request and the dispute resolution will be kept confidential. Please confirm to us that these restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Response: We confirm that these restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

[Credit Risk Retention]

[Eligible Horizontal Residual Interest Option] – [Eligible Horizontal Cash Reserve Account], page 119

9.	Please revise your disclosure to include bracketed disclosure regarding the sponsor’s provision of post-closing disclosure relating to the eligible horizontal cash reserve account, including where such disclosure will be found. Please refer to Rule 4(c)(1)(iii)(C) of Regulation RR.

Response: We have revised the disclosure to include bracketed disclosure regarding the sponsor’s provision of post-closing disclosure relating to the eligible horizontal cash reserve account, including where such disclosure will be found.

[Eligible Horizontal Residual Interest Option] – [Eligible Horizontal Residual Interest], page 119

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

10.	We note that, in calculating the fair value of the residual interest, you have assumed that leases prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Response: We have revised the description of the prepayment assumption for calculating fair value to assume that the leases prepay at a rate equal to [100]% of the prepayment assumption described under the heading “Prepayment and Yield Considerations—Weighted Average Life of the Securities.” As noted in that section, the prepayment model is expressed in terms of percentages of the absolute prepayment model, or ABS. As also noted in that section, a 100% Prepayment Assumption assumes leases will prepay at varying rates in each of four stages described throughout the life of the lease, increasing and decreasing by a given percentage each month, except for the last two stages, during which we assume the prepayment rates will remain constant or decrease and remain constant. As revised, the prepayment assumption is not a straight line – rather, it varies from month to month throughout the first two stages and remains constant and then decreases and remains constant towards the end of the lease.

Exhibits

11.	We note that you did not include a Form of Depositor certification for shelf offerings of asset-backed securities pursuant to Item 601(b)(36) of Regulation S-K. Please provide this in your next amendment.

Response: We have filed a Form of Depositor certification for shelf offerings of asset-backed securities pursuant to Item 601(b)(36) of Regulation S-K as an exhibit to Amendment No. 1 to the above-referenced Registration Statement on Form SF-3.

We hope that the foregoing has been responsive to the Staff’s comments.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 25, 2016

If you have any questions related to this letter, please contact the undersigned at (312) 862-2430.

Sincerely,

/s/ James J. Antonopoulos_______

James J. Antonopoulos

cc:	Eric M. Gebhard, World Omni Auto Leasing LLC Peter J. Sheptak, Esq., World Omni Auto Leasing LLC Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP